Mail Stop 3628

June 15, 2009

<u>Via U.S. Mail</u>

Mr. Mark R. Mitchell
Ramius Value and Opportunity
      Master Fund Ltd.
c/o RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

      Re: **CPI Corp.**
                Revised Preliminary Proxy Statement on Schedule 14A
                Filed on June 5, 2009 by Ramius Value and Opportunity Master
                Fund Ltd. et al.
                File No. 001-10204

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   We refer to comment 2 of our prior letter. You have retained a statement on page 14 that you are "soliciting proxies" to elect certain of the company's nominees. Please revise. See Rule 14a-4(d).

2.   Please identify the unnamed CPI nominee for whom stockholders will not be able to vote using your proxy card.

Background to the Solicitation, page 7

3.   We refer to comment 5 of our prior letter. You have provided limited additional explanatory details concerning why Ramius and Knightsbridge ceased to be a group for purposes of Regulation 13D in February 2009. Please disclose why it became increasingly clear that the Ramius Group and Knightspoint were no

longer aligned with respect to their interests in the company. In what specific ways did their views diverge?

4. We refer to comment 9 of our prior letter. You do not appear to have amended your beneficial ownership report with respect to CPI to reflect the existence of the proxy agreement or to file the agreement as an exhibit. Please advise.

Incorporation by Reference, page 20

5. We reissue comment 13 of our prior letter. All of the information required by Schedule 14A must be provided when your proxy is disseminated, either in the proxy statement itself, or via incorporation by reference. Please confirm your understanding as previously requested.

Form of Proxy

6. We refer to your response to comment 14 of our prior letter. Please clarify your response. Given that your directors are elected by a majority of those shares represented in person or by proxy and voting at the meeting, it would appear that a vote cast against a nominee would be counted in determining whether a nominee has received the requisite majority of votes, and therefore the "against" vote would be given legal effect. That is, under a majority voting system, a director nominee is not elected if a greater number of votes are voted against the director's election than for that director's election. Please advise, or revise your proxy to provide a means for shareholders to vote against each nominee. If you believe the ability to abstain is effectively the equivalent of a vote against a nominee under these circumstances, explain why. See Instruction 2 to Rule 14a-4(b) and footnote 5 to Release No. 34-16356 (November 21, 1979).

* * * * *

Please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP